EXHIBIT 99.59

April 14, 2011	News Release 11-14

Pretivm Makes Senior Management Appointment to Advance Project Development

Vancouver, British Columbia (April 14, 2011; TSX:PVG) – Pretium Resources Inc. (“Pretivm”) is pleased to announce the appointment of Ian I Chang, M.A.Sc, P.Eng. as Vice President, Project Development.  With over 25 years of experience in project and engineering management ranging from smaller high-grade underground gold mines to large-scale projects, Mr. Chang will take the lead engineering role in the advance of Pretivm’s high-grade underground gold-silver Brucejack Project and bulk minable copper-gold Snowfield Project.

Mr. Chang was recently Project Director and Head of Project Management for Fluor Canada Limited, with responsibility for the management of EPCM for mining and metal projects, including the EPCM contract for Vale’s $3 billion Long Harbour nickel-copper-cobalt refinery in Newfoundland.  Over the course of his career he has held management, engineering and commissioning roles on a number of projects that have progressed through feasibility to successful operation.  His roles have included: project manager for the Engineering and Procurement portion of the $650 million mine expansion of Minera El Abra in Chile; pre-feasibility study manager for a 2,000 tpd mine at Meadowbank in Nunavut; project manager for the design of the 3,300 tpd Musselwhite gold mill; project engineer on the engineering, construction and commissioning of the copper and zinc autoclave system of Hudson Bay’s Flin Flon operations; mechanical engineer involved in the design for the column flotation cells at the Campbell Red Lake mine and for the design of the 450 tpd gold-silver concentrator at the Mineral Hill mine in Montana. Mr. Chang holds Bachelor and Master of Applied Science degrees in mechanical engineering from the University of British Columbia and is a registered professional engineer.

Mr. Chang’s experience brings the relevant engineering skills to Pretivm’s senior management group to advance the Brucejack and Snowfield projects.

About Pretivm
Pretivm is creating value through gold at its advanced-staged exploration projects Brucejack and Snowfield, located in north-western British Columbia. We are advancing the high-grade, underground gold opportunity at Brucejack and the open pit opportunities at both Brucejack and Snowfield.  The combined bulk tonnage resource at Brucejack and Snowfield, one of the largest in North America, comprises over 34 million ounces of measured and indicated gold resources and 22 million ounces of inferred gold resources; and 192 million ounces of measured and indicated silver resources and 202 million ounces of inferred silver resources.

For further information, please contact:

Robert Quartermain Chief Executive Officer and President	Michelle Romero Investor Relations Director

Pretium Resources Inc.
570 Granville Street, Suite 1600
Vancouver, BC V6C 3P1
Tel: 604.558.1784
Fax: 604.558.4784
invest@pretivm.com
www.pretivm.com
(SEDAR filings: Pretium Resources Inc.)

Forward Looking Statement

This Press Release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information may include, but is not limited to, information with respect to our plans, costs and timing for future exploration (including updated resource estimates) and development activities, results of future exploration, timing and receipt of approvals, consents and permits under applicable legislation, production and developments in our operations in future periods and adequacy of financial resources.  Wherever possible, words such as “plans”, “expects” or “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “anticipate” or “does not anticipate”, “believe”, “intend” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, have been used to identify forward-looking information.

Statements concerning mineral resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation, those risks identified in Pretivm's final short-form prospectus dated April 4, 2011 filed on SEDAR at www.sedar.com. Forward-looking information is based on the expectations and opinions of Pretivm's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise. We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking information.

The TSX has neither approved nor disapproved of the information contained herein.